UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

_______________________________

CRITICAL PATH, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
22674V100
(CUSIP Number)

Thomas J. Murphy c/o General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, Connecticut 06830 Tel. No.: (203) 629-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
_______________________________
April 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100	Page 2 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 3 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 74, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 4 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 22674V100	Page 5 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestment Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 6 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 22674V100	Page 7 of 14 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 191,746,026 shares of common stock, par value $0.001 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 191,746,026 shares of common stock, par value $0.001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,746,026 shares of common stock, par value $0.001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 22674V100	Page 8 of 14 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 7 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the “Original 13D”), Amendment No. 1 thereto, dated July 13, 2004 (“Amendment No. 1”), Amendment No. 2 thereto, dated December 30, 2004 (“Amendment No. 2”), Amendment No. 3 thereto, dated April 1, 2005 (“Amendment No. 3”), and Amendment No. 4 thereto, dated October 17, 2007 (“Amendment No. 4”), Amendment No. 5 thereto, dated December 7, 2007 and Amendment No. 6 thereto, dated February 25, 2008 (“Amendment No. 6”) with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Critical Path, Inc., a California corporation (the “Company”). The address of the principal executive office of the Company is 42-47 Lower Mount Street, Dublin 2, Ireland. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 74, L.P., a Delaware limited partnership (“GAP 74”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestment Partners II, L.P., a Delaware limited partnership (“GAPCO”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 74, GapStar, GAPCO and KG, the “Reporting Persons”). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The general partner of GAP 74 is GA. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The general partners of GAPCO are the GA Managing Directors. The GA Managing Directors (as defined in Schedule A) are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management.

The information required by General Instruction C. to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

CUSIP No. 22674V100	Page 9 of 14 Pages

SCHEDULE 13D

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end thereof:

On April 29, 2008, the Company consummated the merger pursuant to the Agreement and Plan of Merger, dated as of December 5, 2007, and amended as of February 19, 2008 (the “Merger Agreement”), by and among the Company, CP Holdco, LLC (“Parent”) and CP Merger Co. (“Merger Sub”), a wholly-owned subsidiary of Parent, pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation (the “Merger”). The Company’s shareholders had approved the Merger on April 21, 2008. On April 29, 2008, the Company also amended and restated its Amended and Restated Articles of Incorporation in the form of the Second Amended and Restated Articles of Incorporation.

At the effective time of the Merger, each share of the Company’s Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Common Stock owned by Parent or shareholders who are entitled to and who properly exercise dissenters’ rights under California law) was cancelled and converted into the right to receive $0.102 in cash, without interest and less any required withholding taxes, plus a contingent right (the “Contingent Litigation Recovery Right”) to receive a pro rata amount of any net recovery received by the Company with respect to an action pending in the United States District Court for the Western District of Washington captioned Vanessa Simmonds v. Bank of America Corporation and J. P. Morgan Chase & Co., without interest and less any required withholding taxes, for each share of Common Stock.

Immediately after the Merger, pursuant to the terms of the Company’s Second Amended and Restated Articles of Incorporation and a Note Exchange Agreement, dated as of December 5, 2007, by and among the Company and the holders of all of its outstanding 13.9% promissory notes due June 30, 2008 (the “13.9% Notes”), on April 29, 2008, the Company effected a recapitalization consisting of a 70,000-to-1 reverse stock split of its Series E Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred Stock”), the conversion of all of its outstanding Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share, and Series E Preferred Stock outstanding following the reverse stock split into shares of Common Stock, and the exchange of all of the outstanding 13.9% Notes for Common Stock.

CUSIP No. 22674V100	Page 10 of 14 Pages

SCHEDULE 13D

Fractional shares of Series E Preferred Stock resulting from the reverse stock split were cashed out, on an as if converted to Common Stock basis, at a per share price equal to $0.102 in cash plus the Contingent Litigation Recovery Right, without interest and less any required withholding taxes.

As a result of the Merger, the Company became a privately held company and on April 29, 2008, the Common Stock ceased trading in the over-the-counter market on the OTC Bulletin Board owned by the Nasdaq Stock Market, Inc. The Company filed a Form 15 on April 29, 2008, suspending the Company’s reporting obligations under Sections 12 and 15 of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a)           As of May 1, 2008, the Reporting Persons own of record the following securities of the Company:

(i)           GA owns of record no shares of Common Stock and 0.0% of the Company’s issued and outstanding shares of Common Stock;

(ii)          GAP 74 owns of record 158,564,703 shares of Common Stock or 37.8% of the Company’s issued and outstanding shares of Common Stock;

(iii)        GapStar owns of record 12,311,026 shares of Common Stock or 2.9% of the Company’s issued and outstanding shares of Common Stock;

(iv)        GAPCO owns of record 20,628,827 shares of Common Stock or 4.9% of the Company’s issued and outstanding shares of Common Stock;

(v)          KG owns of record 241,470 shares of Common Stock, or 0.1% of the Company’s issued and outstanding shares of Common Stock; and

(vi)        GmbH Management owns of record no shares of Common Stock, or 0.0% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of GAP 74 and the sole member of GapStar, (ii) the GA Managing Directors (other than certain GA Managing Directors) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GA Managing Directors are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. As of May 1, 2008, each of the Reporting Persons may be deemed to own beneficially an aggregate of 191,746,026 shares of Common Stock, or 45.7% of the Company’s issued and outstanding shares of Common Stock.

As a result of the Merger, the Reporting Persons, Campina Enterprises Limited (“Campina”) and Cenwell Limited (“Cenwell” and collectively with Campina, the “CK Shareholders”) may be deemed to be a group for purposes of Section 13(d) of

CUSIP No. 22674V100	Page 11 of 14 Pages

SCHEDULE 13D

the Exchange Act; provided, however, that the Reporting Persons expressly disclaim being such a group with the CK Shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by the CK Shareholders and/or any of its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)          Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 191,746,026 shares of Common Stock that may be deemed to be owned beneficially by each of them.

As a result of the Merger, the Reporting Persons and the CK Shareholders may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; provided, however, that the Reporting Persons expressly disclaim being such a group with the CK Shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons have the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by the CK Shareholders and/or its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           See “Item 4.  Purpose of Transaction” for a description of the Merger and the Merger Agreement, which is incorporated herein by reference in answer to this Item 5(c).

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

The Reporting Persons are parties to a Shareholders Agreement, dated as of May 1, 2008, among the Company, GAP 74, GapStar, GAPCO, KG, the CK Shareholders, Dragonfield Limited, Lion Cosmos Limited and Ace Paragon Holdings Limited (the “Shareholders Agreement”). The Shareholders Agreement provides for certain transfer restrictions, corporate governance and other matters relating to the parties’ interests in the Company after the consummation of the merger. A copy of the Shareholders Agreement is filed herewith as Exhibit 99.1.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

CUSIP No. 22674V100	Page 12 of 14 Pages

SCHEDULE 13D

Exhibit 99.1

Shareholders Agreement (the “Shareholders Agreement”), dated as of May 1, 2008, by and among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited and Ace Paragon Holdings Limited. Exhibit B to the Shareholders Agreement is incorporated by reference to Exhibit 3(ii)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 22674V100	Page 13 of 14 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2008

GENERAL ATLANTIC LLC

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

GENERAL ATLANTIC PARTNERS 74, L.P.

By: General Atlantic LLC, Its general partner

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

GAPSTAR, LLC

By: General Atlantic LLC, Its sole member

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

GAP COINVESTMENT PARTNERS II, L.P.

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	A General Partner

GAPCO GMBH & CO. KG

By: GAPCO MANAGEMENT GmbH, its general partner

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

GAPCO MANAGEMENT GMBH

By: /s/ Matthew Nimetz
Name:	Matthew Nimetz
Title:	Managing Director

CUSIP No. 22674V100	Page 14 of 14 Pages

SCHEDULE 13D

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	United Kingdom
H. Raymond Bingham	228 Hamilton Avenue Palo Alto, California 94301	United States
Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Klaus Esser	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Abhay Havaldar	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Christopher G. Lanning	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Franchon M. Smithson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Oliver Thum	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington, D.C. 20037	United States
Xiaomeng Tong	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany